EXHIBIT 99.1

Stantec again achieves top ranking for sustainable performance from Corporate Knights and fourth consecutive A- rating by CDP

EDMONTON, Alberta and NEW YORK, Jan. 19, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Corporate Knights today released its 2022 ranking of the world’s 100 most sustainable corporations, naming Stantec as the most sustainable company among its industry peers and among the top one percent in the world on sustainability performance.

Corporate Knights ranked Stantec 1st in its Professional, Scientific, and Technical Services peer group, 1st in the Construction and Engineering Global Industry Classification Standard, and 17th overall in the Corporate Knights Global 100 most sustainable companies rankings.

The Corporate Knights rankings are based on a rigorous assessment of 6,914 publicly listed companies with more than US$1 billion in revenues. The full 2022 methodology can be found here.

Stantec has also been awarded an A- rating by CDP, making it the only firm in the engineering and design industry to earn a “Leadership” rating for the last four consecutive years. The firm was among more than 13,000 disclosing companies worldwide reporting to CDP in 2021.

“It is an honor to be recognized once again by Corporate Knights and CDP as a global sustainability leader,” said Gord Johnston, Stantec President and Chief Executive Officer. “These global benchmarks in corporate sustainability recognize our commitment to climate action within our operations and reflect the important role we serve in helping communities transition to a low-carbon future and respond to climate change. Stantec is at the forefront of innovations that help communities predict and plan for climate change, mitigate its impacts and enhance the resiliency of their infrastructure.”

Stantec recently validated its emissions reduction targets for scope 1, 2 and 3 greenhouse gas emissions through the Science Based Targets initiative. The targets are consistent with reductions to keep warming to 1.5°C to prevent the most damaging effects of climate change.

Stantec also remains top of class in the engineering and design space across other sustainability ranking systems, including Sustainalytics, MSCI, and ISS ESG, and was recently one of 45 companies awarded the inaugural Terra Carta seal for driving innovation and momentum towards a genuinely sustainable market by His Royal Highness, the Prince of Wales.

More information on the firm’s sustainable initiatives, projects, and thought leadership can be found on the company’s website here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.
Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contact Danny Craig Stantec Media Relations Ph: (949) 632-6319 danny.craig@stantec.com	Investor Contact Tom McMillan Stantec Investor Relations Ph: (780) 917-8159 tom.mcmillan@stantec.com

Design with community in mind